Press Release from the Atlas Copco Group

For further information please contact:
[redacted]k Möller, Business Area President Atlas Copco Industrial Technique
[redacted])8 743 85 05 or +46 (0)70 555 9592
[redacted] Berglund, Senior Vice President Corporate Communications
[redacted]8 743 8070 or +46 (0)703 22 8070

RECEIVED
2007 JAN 31 A 10:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

07020704

SUPPL

# Atlas Copco to acquire German pneumatic tool and workshop equipment provider

**Stockholm, Sweden, January 29, 2007: Atlas Copco Holding GmbH has signed an agreement to acquire Rodcraft Beteiligungsgesellschaft mbH, Germany, and all its subsidiary companies. Rodcraft Group of companies had an annual revenue of approximately MSEK 208 (MEUR 23) and 78 employees in 2006. The acquisition is expected to close by the end of the first quarter 2007.**

Rodcraft Group, headquartered in Mülheim an der Ruhr, Germany, has been supplying the automotive aftermarket industry for over 25 years with pneumatic tools and workshop equipment. The Rodcraft Group has grown significantly over this period and today it supports a wide distribution network in over 50 countries around the world. See also www.rodcraft.com.

*"The acquisition of Rodcraft provides the CP Vehicle Service division with an opportunity to expand with new products into both new and existing customers. It will also dramatically increase our ability to provide workshop equipment and accessories to this sector,"* says Fredrik Möller, Business Area President, Atlas Copco Industrial Technique.

This first acquisition for the newly-formed CP Vehicle Service division aims to further strengthen its position as a supplier of tools and associated products to the automotive aftermarket sector.

Rodcraft will be integrated into the CP Vehicle Service division within Atlas Copco's Industrial Technique business area. It will continue to operate under its current name.

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**Atlas Copco is a world leading provider of industrial productivity solutions.** The products and services range from compressed air and gas equipment, generators, construction and mining equipment, industrial tools and assembly systems, to related aftermarket and rental. In close cooperation with customers and business partners, and with more than 130 years of experience, Atlas Copco innovates for superior productivity. Headquartered in Stockholm, Sweden, the Group's global reach spans more than 150 markets. In 2005, Atlas Copco had 27 000 employees and revenues of BSEK 53 (MEUR 5 600). Learn more at www.atlascopco.com.

**CP Vehicle Service** is a division within Atlas Copco's Industrial Technique business area. It markets power tools and solutions primarily to tire, engine repair, and body shops, as well as sophisticated wheel tightening solutions for the vehicle service aftermarket worldwide. The division is headquartered in Nantes, France. More information is available on www.cp.com.

PROCESSED
FEB 02 2007
THOMSON
FINANCIAL

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**Atlas Copco Group Center**

| | | | |
|---|---|---|---|
| Atlas Copco AB | Visitors address: | Telephone: +46 (0)8 743 8000 | A Public Company (publ) |
| SE-105 23 Stockholm | Sickla Industriväg 3 | Telefax: +46 (0)8 644 9045 | Reg. No: 556014-2720 |
| Sweden | Nacka | www.atlascopco.com | Reg. Office Nacka |